U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: GMO Series Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):
40 Rowes Wharf
Boston, MA 02110
Telephone Number (including area code): (617) 346-7646
Name and address of agent for service of process:
Jason B. Harrison
c/o Grantham, Mayo, Van Otterloo & Co. LLC
40 Rowes Wharf
Boston, MA 02110
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
     Yes ☑    No ☐
[Rest of Page Intentionally Left Blank]

A copy of the Agreement and Declaration of Trust of GMO Series Trust (the “Trust”), together with all amendments thereto, is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 31st day of May, 2011.

Signature:

GMO Series Trust

By: /s/ J.B. Kittredge J.B. Kittredge
President; Chief Executive Officer

Attest:

By: /s/ Jason B. Harrison Jason B. Harrison
Clerk